UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CLEANTECH TRANSIT, INC.
(Name of Small Business Issuer in Its Charter)

000-52653
(Commission File Number)

Nevada	98-0505768
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

11226 Pentland Downs Street
Las Vegas, NV 89141
(Address of Principal Executive Offices)

(702) 448-1543
(Issuer's Telephone Number, Including Area Code)

CLEANTECH TRANSIT, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CLEANTECH TRANSIT, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY CLEANTECH TRANSIT, INC.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on June 14, 2013, of the outstanding shares of common stock, $.001 par value (“Common Stock”), of Cleantech Transit, Inc., a Nevada corporation (the “Company”), in connection with the possible designation by Discovery Carbon Environmental Securities Corporation, a Nevada corporation (“DCE”), of two members of the board of directors of the Company, pursuant to the terms of a Exchange Agreement, dated May 8, 2013 (the “Exchange Agreement”), by and among the Company, DCE and certain stockholders of each. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

The Exchange Agreement provides that the Company shall take all necessary action to appoint the individuals designated by DCE to serve as the directors of the Company, such designation to be effective upon the consummation of the Exchange (as defined below). The Exchange Agreement also provides that the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors so as to enable the DCE designees to be appointed to the Board of Directors.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning DCE, the DCE designees and the principal stockholders of DCE has been furnished to the Company by DCE, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

On May 8, 2013, the Company entered into the Exchange Agreement, pursuant to which the Company has agreed to (i) acquire between 80% and 100% of the outstanding capital stock of DCE in exchange for Company's issuance to DCE Stockholders of up to 100,000,000 shares of Common Stock (the "Exchange"), (ii) issue to Crown Equity Holdings Inc., a Nevada corporation and the Company's largest shareholder ("Crown Equity"), 500,000 shares of Series B Preferred Shares in exchange for the return by Crown of 40,619,819 shares of Common Stock; and (iii) issue 500,000 shares of its Series B Preferred Shares to the majority shareholder of DCE.

Currently, the Company has 317,210,160 shares of Common Stock outstanding. Immediately following the Closing, the Company will have 376,590,341, assuming that 100% of the outstanding capital stock of DCE is exchanged. DCE Stockholders will own approximately 26.55% of the issued and outstanding shares of the Common Stock, and the existing stockholders of the Company and Crown Equity will own approximately 73.45% of the issued and outstanding shares of Common Stock. Crown Equity and the president of DCE will each own 500,000 shares each of the Series B Preferred Shares (“Series B”), entitling them to 50,000 votes on all matters presented to shareholders per share of Series B owned.

The consummation of the Exchange is contingent upon several factors, including but not limited to (i) the receipt by the parties to the Exchange Agreement of all necessary board, shareholder, manager and member approvals, as applicable, and third party consents; (ii) the satisfactory completion of due diligence investigations by both parties of the other parties’ business, operations, financial condition and prospects; and (iii) the completion of the required audited financial statements by DCE.

Voting Securities

The Company’s Common Stock and Series A Preferred Convertible Stock (“Series A”) are the only two classes of equity securities that are currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of June 14, 2013, there were 317,210,160 shares of the Company’s Common Stock were outstanding and 1,282,000 Series A Shares issued and outstanding. The Company presently has five million shares of Series B authorized but none have been issued. The Series B Shares will be amended as described above.

Board of Directors and Executive Officers

Directors are elected at the annual meeting of shareholders or by unanimous written consent of the shareholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended October 31, 2012, the Board of Directors held no meetings.

The Company’s Board of Directors currently consists of Kenneth Bosket, Lowell Holden and Montse Zaman. Mr. Bosket serves as President, Mr. Holden is CFO and Mrs. Zaman is Secretary and Treasurer. Stockholders may communicate with any of the Company's Directors, by submitting written correspondence to the Company's executive offices. The following sets forth certain information concerning the officers’ experience and background.

KENNETH BOSKET, CEO and Chairman. Mr. Bosket has been CEO and a director of the Company since July, 2011. Mr. Bosket retired in 2004 after 30 years with Sprint (Telecommunication Division). Mr. Bosket is co-founder of JaHMa, a music company in Las Vegas, Nevada and a former Board Member and President of Bridge Counseling Associates, a mental health and substance abuse service company. His experience includes implementing appropriate procedures for positioning his organization's goals with successful teaming relationships, marketing and over 30 years of extensive customer service, as well as managing various departments, and being a western division facilitator working directly for a President of Sprint. Mr. Bosket has received numerous awards, such as the Pinnacle Award for his exceptional service with his former employer combined with his community service involvements. Mr. Bosket earned a Masters of Business Administration from the University of Phoenix and a Bachelor's of Business Administration from National University. Mr. Bosket brings to the Company extensive experience in managing employees as well as extensive marketing experience which have been invaluable in helping the Company move forward with its business plan. Mr. Bosket is also an officer and director of Crown Equity Holdings, Inc., a position he has held since June, 2008. Crown Equity trades under the symbol “CRWE.OB.”

MONTSE ZAMAN, Secretary and Director. Mrs. Zaman has been Secretary, Treasurer and a Director for the Company since July, 2011. She worked for Zaman & Company, a private business consulting firm, as an administrative assistant from 2003 until the end of 2008 when she joined the Company. Ms. Zaman has extensive organizational experience and is involved in handling the day-to-day administrative operations of the Company. Ms. Zaman has an extensive background in journalism and has a degree in Communications from Instituto Superior De Ciencia Y Technologia A.C. in Mexico. Mrs. Zaman possesses strong administrative credentials which have proven invaluable in handling the daily operations of the Company and reporting and working directly with the Company’s CFO in ensuring that all financial transactions are accurately and properly reported. Mrs. Zaman is also an officer and director of Crown Equity Holdings, Inc., a position she has held since February, 2008. Crown Equity trades under the symbol “CRWE.OB”.

LOWELL HOLDEN, CFO and Director. Lowell Holden is CFO and Chief Accounting Officer of the Company as well as a director since July, 2011. Since 1983, Mr. Holden has owned and operating his own consulting firm, LS Enterprises, Inc., which provides business consulting, accounting and other services to businesses. Mr. Holden has a broad range of business experience including managing, securing financing, structuring of transactions, and is experienced and knowledgeable in managing relationships with customers, financing institutions and stockholders. Mr. Holden also has a background in assisting companies in fulfilling their financial auditing and SEC reporting requirements. Mr. Lowell Holden has a Bachelor's of Science degree from Iowa State University. Mr. Holden is also an officer and director of Crown Equity Holdings, Inc., a position he has held since January 2010. Crown Equity trades under the symbol “CRWE.OB”.

Director and Officer Compensation

During fiscal 2012 and through the date of this Schedule, none of the Company's officers or directors has been paid any compensation. The determination of whether to pay compensation to the Company’s officers and directors is made from time to time by the Company’s Board of Directors. The Company’s officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company’s behalf.

DCE Designees

The Exchange Agreement provides that, effective upon the consummation of the Exchange, the Company shall take all actions as are necessary to cause certain designees of DCE to be appointed or elected to its Board of Directors, and that certain existing directors of the board will resign.

DCE has informed the Company that it will select Billy Barnwell and Shad Sullivan as the DCE designees, and that each has consented to serve as a director of the Company upon appointment. DCE has advised the Company that, to its knowledge, neither Mr. Barnwell nor Mr. Sullivan nor any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between DCE and the Company that have been described herein. In addition, DCE has advised the Company that, to its knowledge, neither Mr. Barnwell nor Mr. Sullivan is currently a director of, and does not hold any position with, the Company, nor do any of them have a familial relationship with any director or executive officer of the Company. Biographical information for each of the DCE designees is set forth below.

WILLIAM BARNWELL

Mr. Barnwell has served as CEO and chairman of the board of DCE since November, 2010. He holds the same positions with DCE’s wholly owned subsidiary, EQCO2, Inc. From February 2008 until February 2010, Mr. Barnwell was a managing member of Equinox Carbon Equities, LLC and from February 2009 to February 2010 he was the President of Equinox Carbon Equities, Inc. He began his career in energy conservation over 11 years ago. He has marketed energy efficient products traded on the Chicago Commodity Exchange, brought institutional funding from Morgan Stanley, Duke Power, and El Paso Energy to various projects and activities, ran a renewable energy credit desk, and directed marketing efforts for the Center for Carbon Trading and Resource Marketing. The International Emission Trade Association invited him to participate in the Congressional Advisory Committee for Cap and Trade. Mr. Barnwell holds a business degree from the University of Denver.

SHAD SULLIVAN

Shad Sullivan has been the chief executive officer of Shamrock S Pollination Services, Inc. since 1998 and CEO of Shamrock S Trucking, Inc. since 2004. In 2011, Mr. Sullivan became chairman of the board of Shamrock S Tree Products, LLC. His farming and engineering background has been the key to development of several patented products he invented including the Universal Plastic Honey Bee Box and the Plastic Queen Bee Mating Box for beekeepers and queen bee breeders in 2006. These products are distributed worldwide.

Certain Relationships and Related-Party Transactions

The Company shares office space with its majority shareholder who has loaned the Company money to funds its operations for the past two years. The amounts outstanding under the loans have not exceeded $60,000 at any time. The Company is not obligated to pay rent.

Beneficial Ownership of the Company’s Common Stock

The following table sets forth, as of June 14, 2013, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission (“SEC”) and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.

Name and Address	Number of Shares Owned as of June 14, 2013	Percentage
Crown Equity Holdings, Inc. 11226 Pentland Downs Street Las Vegas, NV 89141	140,619,819	44.33%

Kenneth Bosket(1)(2) 11226 Pentland Downs Street Las Vegas, NV 89141	2,000,000	0.63%

Lowell Holden(1)(2)(3) 11226 Pentland Downs Street Las Vegas, NV 89141	2,000,000	0.63%

Montse Zaman(1)(2) 11226 Pentland Downs Street Las Vegas, NV 89141	2,000,000	0.63%

Officers and Directors as a group (3 persons)	6,000,000	1.89%

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 317,210,160 shares of Common Stock outstanding as of June 14, 2013.
(2) Mr. Bosket, Mr. Holden and Mrs. Zaman are officers and directors of Crown Equity Holdings Inc. Each disclaims any beneficial interest in the shares held by Crown Equity Holdings Inc.
(3) Mr. Holden’s shares are in the name of his company, LS Enterprises, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended October 31, 2012, all Section 16(a) filing requirements applicable to the Reporting Persons were satisfied in a timely fashion.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Cleantech Transit, Inc.

Dated: June 14, 2013	By:	/s/ Kenneth Bosket
Kenneth Bosket, CEO